SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM 15

  Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or
 Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

             Commission File Number: 0-19179

                 CT COMMUNICATIONS, INC.
    (Exact name of registrant as specified in its charter)

                68 Cabarrus Avenue, East
             Concord, North Carolina 28025
                    (704) 782-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               CLASS B NONVOTING COMMON STOCK
      RIGHTS TO PURCHASE CLASS B NONVOTING COMMON STOCK
  (Title of each class of securities covered by this Form)

                          Common Stock
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

     Rule 12g-4(a)(1)(i)   [x]     Rule 12h-3(b)(1)(ii) [  ]
     Rule 12g-4(a)(1)(ii)  [  ]    Rule 12h-3(b)(2)(i)  [  ]
     Rule 12g-4(a)(2)(i)   [  ]    Rule 12h-3(b)(2)(ii) [  ]
     Rule 12g-4(a)(2)(ii)  [  ]    Rule 15d-6           [  ]
     Rule 12h-3(b)(1)(i)   [  ]

    Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, CT Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   CT COMMUNICATIONS, INC


DATE: January 28, 1999             By: /s/ BARRY R. RUBENS
                                           Barry R. Rubens
                                           Executive Vice President